

OM

09056529

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-15855

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2008___ AND ENDING ___December 31, 2008___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EquiTrust Marketing Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5400 University Avenue
                                                    (No. and Street)

West Des Moines, Iowa 50266

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Ruisch   (515) 226-6493
                                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
                                        (Name – of individual, state last, first, middle name)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
  X Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (7-02)   Persons who are to respond to the collection of information contained
                            in this form are not required to respond unless the form displays
                            a currently valid OMB control number.

0812-1015310



Oath or Affirmation

I, Robert Ruisch, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of EquiTrust Marketing Services, LLC as of December 31, 2008, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



```
JODI WINSLOW
COMMISSION NO. 704874
MY COMMISSION EXPIRES
August 30, 2009
```

Robert Ruisch

Robert Ruisch
Director Mutual Funds Accounting

Jodi Winslow
Notary Public

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statements of Financial Condition
(X)	(c)	Statements of Operations
(X)	(d)	Statements of Cash Flows
(X)	(e)	Statements of Changes in Members' Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(X)	(o)	Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

EquiTrust Marketing Services, LLC

Financial Statements and
Supplemental Information

Years Ended December 31, 2008 and 2007

Contents


Report of Independent Registered Public Accounting Firm

The Members
EquiTrust Marketing Services, LLC

We have audited the accompanying statements of financial condition of EquiTrust Marketing Services, LLC (the Company) as of December 31, 2008 and 2007, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EquiTrust Marketing Services, LLC at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplemental schedules is presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 21, 2009

EquiTrust Marketing Services, LLC

Statements of Financial Condition

| | December 31 | |
	2008	**2007**
Assets		
Cash and cash equivalents at market value:		
EquiTrust Money Market Fund, Inc.		
(approximates cost)	$ **524,849**	$ 461,931
Blackrock Liquidity Funds T-Fund (approximates cost)	**610,178**	1,189,826
	1,135,027	1,651,757
Accounts receivable	**145,644**	250,034
Due from Members	**3,858**	3,881
Due from EquiTrust Series and Money Market Funds	**–**	3,000
Due from Farm Bureau Life Insurance Company	**31,029**	56,076
Due from EquiTrust Life Insurance Company	**41,368**	102,395
Due from FBL Financial Group, Inc.	**3,341**	–
Deferred sales costs, less accumulated amortization of		
$726,919 in 2008 and $998,600 in 2007	**183,422**	339,186
Other assets	**248,561**	256,653
Total assets	**$ 1,792,250**	$ 2,662,982
Liabilities and members' equity		
Due to FBL Financial Group, Inc.	$ **274,246**	$ 273,786
Due to EquiTrust Investment Management Services, Inc.	**1,482**	1,901
Due to Members	**3,858**	3,881
Accounts payable and accrued expenses	**327,406**	520,311
Total liabilities	**606,992**	799,879
Members' equity:		
Series A member's equity	**1,125,781**	1,809,505
Series C member's equity	**9,433**	2,225
Series D member's equity	**50,044**	51,373
Total members' equity	**1,185,258**	1,863,103
Total liabilities and members' equity	**$ 1,792,250**	$ 2,662,982

See accompanying notes.

EquiTrust Marketing Services, LLC

Statements of Operations

| | Year Ended December 31 | |
	2008	2007
Revenues:		
Administrative service fees	$ 11,868,681	$ 15,292,622
Distribution fees	422,306	541,750
Shareholder servicing fees	358,865	443,341
Registered representative fees	436,470	474,785
Other	38,204	94,376
Investment income:		
Dividends from EquiTrust Money Market Fund, Inc.	5,188	18,005
Dividends from other investment	20,352	57,352
Total revenues	13,150,066	16,922,231
Expenses:		
Regulatory fees and expenses	264,438	255,692
Salaries and related expenses	1,970,109	1,865,468
VUL commission expenses	5,659,824	7,258,368
VA commission expenses	3,486,891	4,913,115
Other operating expenses	2,722,556	2,999,901
Total expenses	14,103,818	17,292,544
Net loss	$ (953,752)	$ (370,313)

See accompanying notes.

EquiTrust Marketing Services, LLC

Statements of Changes in Members' Equity

	Series A Member's Equity	Series C Member's Equity	Series D Member's Equity	Total Members' Equity
Balance at January 1, 2007	$ 1,633,727	$ 50,184	$ 52,886	$ 1,736,797
Capital contributions	500,000	–	–	500,000
Capital distributions	–	–	(3,381)	(3,381)
Net (loss) income for 2007	(324,222)	(47,959)	1,868	(370,313)
Balance at December 31, 2007	1,809,505	2,225	51,373	1,863,103
Capital contributions	200,000	77,746	–	277,746
Capital distributions	–	–	(1,839)	(1,839)
Net (loss) income for 2008	(883,724)	(70,538)	510	(953,752)
Balance at December 31, 2008	$ 1,125,781	$ 9,433	$ 50,044	$ 1,185,258

See accompanying notes.

EquiTrust Marketing Services, LLC

Statements of Cash Flows

	Year Ended December 31	
	2008	**2007**
Operating activities		
Net loss	$ **(953,752)**	$ (370,313)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred sales costs	**155,764**	198,279
Changes in operating assets and liabilities:		
Accounts receivable	**104,390**	(15,866)
Due from EquiTrust Series and Money Market Funds	**3,000**	(3,000)
Due from Farm Bureau Life Insurance Company	**25,047**	(27,176)
Due from EquiTrust Life Insurance Company	**61,027**	(11,126)
Due from FBL Financial Group, Inc.	**(3,341)**	–
Due from Members	**23**	(522)
Other assets	**8,092**	(85,263)
Due to FBL Financial Group, Inc.	**460**	56,954
Due to EquiTrust Investment Management Services, Inc.	**(419)**	87
Due to Members	**(23)**	522
Accounts payable and accrued expenses	**(192,905)**	142,444
Net cash used in operating activities	**(792,637)**	(114,980)
Financing activities		
Capital contributions	**277,746**	500,000
Capital distributions to members	**(1,839)**	(3,381)
Net cash provided by financing activities	**275,907**	496,619
Decrease (increase) in cash and cash equivalents	**(516,730)**	381,639
Cash and cash equivalents at beginning of year	**1,651,757**	1,270,118
Cash and cash equivalents at end of year	$ **1,135,027**	$ 1,651,757

See accompanying notes.

EquiTrust Marketing Services, LLC

Notes to Financial Statements

December 31, 2008

1. Significant Accounting Policies

Organization

EquiTrust Marketing Services, LLC (the Company) engages primarily in the sale of shares of EquiTrust Series Fund, Inc., EquiTrust Variable Insurance Series Fund, and EquiTrust Money Market Fund, Inc. sponsored by Farm Bureau Life Insurance Company (Farm Bureau), which is an indirect wholly owned subsidiary of FBL Financial Group, Inc. The Company also serves as the principal underwriter and distributor for the EquiTrust Funds.

The Company has one Series A member, FBL Financial Services, Inc., a wholly owned subsidiary of FBL Financial Group, Inc., one Series C member, United Farm Family Life Insurance Company, and one Series D member, Missouri Farm Bureau Life Insurance Company (the Members).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments in mutual funds where the majority of the underlying investments are of a short-term nature (i.e., money market funds) to be cash equivalents.

Recognition of Income

Administrative service fees and other operating expense generally consist of commission revenue and expense related to the sale of mutual fund shares and variable products. Commissions are recognized on a trade-date basis, which is the date a trade is executed.

EquiTrust Marketing Services, LLC

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

Distribution (12b-1) and shareholder servicing fees received from the EquiTrust Series Fund, Inc. are recognized as such fees are earned.

Deferred Sales Costs

Prior to March 15, 2006, certain costs that are directly related to the sale of EquiTrust Series Fund Class B shares were deferred and amortized over the period during which the related revenues were recognized. Effective March 15, 2006, the Company no longer offers EquiTrust Series Fund Class B shares. No additional cost was capitalized after this date.

2. Income Taxes

As a limited liability company, the Company has elected to be classified as a partnership for federal tax reporting purposes. Therefore, the Company will generally not be subject to federal or state income taxes.

3. Retirement and Compensation Plans

The Company participates with Farm Bureau Life Insurance Company and several other affiliates in various multiemployer defined-benefit plans covering substantially all employees. The benefits of these plans are based primarily on years of service and employees' compensation. The Company and affiliates have adopted a policy allocating the required contribution to the plans between themselves generally on a basis of time incurred by the respective employees for each employer. Pension expense aggregated $174,691 and $163,191 for the years ended December 31, 2008 and 2007, respectively.

The Company and affiliates allocate postretirement benefit expense in a manner consistent with pension expense discussed above. Postretirement benefit expense aggregated $2,844 and $1,970 for the years ended December 31, 2008 and 2007, respectively.

EquiTrust Marketing Services, LLC

Notes to Financial Statements (continued)

3. Retirement and Compensation Plans (continued)

The Company and affiliates have two share-based payment arrangements under the Class A Common Stock Compensation Plan. Compensation expense is recognized for all share-based payments granted, modified, or settled. The nonperformance related stock-based expense is recognized over the shorter of a five-year vesting schedule or the period ending when the employee becomes eligible for retirement using the straight-line method. The performance-related stock-based expense is recorded on the number of shares expected to vest and is recognized over the required service period. The impact of forfeitures is estimated and compensation expense is recognized only for those stock-based instruments expected to vest. The Company and affiliates report tax deductions related to stock-based instruments in excess of recognized compensation expense as a financial cash flow. Expenses related to stock options were $30,435 and $89,687 for the years ended December 31, 2008 and 2007, respectively.

The Company provides benefits to representatives of the Company, who also serve as agents to its insurance affiliates, through the Agents' Career Incentive Plan. The Company's contributions to the plan are based upon the individual agent's earned commissions and vary based upon the overall production level and the number of years of service. The Company's contributions, net of refunds, with respect to this plan during the years ended December 31, 2008 and 2007, resulted in income of $78 and $44, respectively.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had defined net capital of $505,334, which was $464,868 in excess of its required net capital of $40,466. The Company's net capital ratio was 1.20 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

5. Limited Liability Company Agreement

The Limited Liability Company Agreement approved by the Members outlines the capital structure of the Company, capital contributions to be made by the Members, allocations of revenues and expenses to the Members, and distributions to the Members.

Interests in the Company are divided into Series, with the interest of each Member constituting a separate Series. The Company is authorized to issue 100 Series. The holder of Series A interest, referred to as the principal member, is the only Member with voting rights for the Company. Associate members are allowed to conduct business relating only to the sale of variable life insurance, variable annuity, and mutual fund products, which have been approved by the Board of Managers for distribution through the Company.

A separate capital account has been established for each Member and will be established for each new Member admitted to the Company in the future. Each Member's capital account will contain that Member's initial capital contribution adjusted at the end of each calendar quarter for: (a) the amount of revenue received by the Company during the quarter as a result of that Member's operations; (b) the amount of additional capital contributions by that Member during the quarter; (c) all costs and expenses directly incurred by that Member and all costs and expenses allocated to that Member's Series during the quarter, including general overhead of the Company; and (d) the amount of all distributions made to the Member during the quarter.

For the period July 1, 2002 through December 31, 2008, the Company waived the allocation of general overhead and registered representative fees to the Series D Member. During this time frame, all such costs were allocated to the Series A Member. The amount of minimum required capital for each associate Member is currently $50,000. The Members may be called upon for additional capital contributions in certain situations, including the necessity to maintain minimum regulatory capital requirements. See reference to Note 7 regarding subsequent contributions.

Distributions may be made to the principal Member at the discretion of the Board of Managers of the Company. Distributions may be made to an associate Member within 30 days after the end of each calendar quarter, provided that such distribution would not cause that Member's capital balance to decline below the minimum required capital.

Associate Members may terminate their Series at any time, so long as the balance in their capital account is greater than zero. The Board of Managers may also terminate the Series of any associate Member if that Member's capital account is less than the minimum required capital and the associate Member has failed to honor a capital call for the shortfall.

EquiTrust Marketing Services, LLC

Notes to Financial Statements (continued)

6. Related-Party Transactions

The Company's registered representatives sell variable universal life and variable annuity products under agreements with Farm Bureau and EquiTrust Life Insurance Company (EquiTrust, an affiliate). These agreements provide that Farm Bureau and EquiTrust will compensate the Company for all commissions paid to its registered representatives. In addition, Farm Bureau agrees to pay the Company a registered representative fee to cover the costs and expenses associated with facilitating variable product sales. Prior to July 1, 2007, Farm Bureau compensated the Company $200 per registered representative per year. The fee was restructured effective July 1, 2007. The Company now receives a monthly overwrite commission from Farm Bureau equal to 5% of variable product commissions and service fees paid to registered representatives and overwrites paid to managers. During the year ended December 31, 2008, the Company received $9,844,307 (2007 – $13,032,363) under these agreements, of which $9,146,715 (2007 – $12,171,483) was paid directly to the registered representatives serving as the writing agents.

The Company shares certain office facilities and services with the Iowa Farm Bureau Federation and its affiliated companies. These expenses are allocated to the Company on the basis of cost and time studies that are updated annually and consist primarily of salaries and related expenses, travel, and occupancy costs. Aggregate payments for such expenses were approximately $2,597,058 and $2,481,598 for the years ended December 31, 2008 and 2007, respectively.

The Company participates in a management agreement with FBL Financial Group, Inc. Under this agreement, FBL Financial Group, Inc. provides general business, administrative analysis, and management services to the Company. During the years ended December 31, 2008 and 2007, the Company incurred expenses under this contract of $15,114 and $14,217, respectively.

7. Subsequent Events

On January 30, 2009, the Company distributed excess capital in the amount of $44 to the Series D Member.

On January 30, 2009, the Company received a $40,567 capital contribution from the Series C Member.

Supplemental Information

EquiTrust Marketing Services, LLC

Computation of Net Capital – Part IIA

December 31, 2008

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$1,185,258
2.	Deduct ownership equity not allowable for Net Capital		–
3.	Total ownership equity qualified for Net Capital		1,185,258
4.	Add:		
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B.	Other deductions or allowable credits		–
5.	Total capital and allowable subordinated liabilities		1,185,258
6.	Deductions and/or charges:		

A.	Total nonallowable assets from Statement of Financial Condition (Notes B and C):			
	1.	Accounts receivable	$ 145,644	
	2.	Due from Members	3,858	
	3	Due from Farm Bureau Life Insurance Company	31,029	
	4.	Due from EquiTrust Life Insurance Company	41,368	
	5.	Due from FBL Financial Group, Inc.	3,341	
	6.	Deferred sales costs	183,422	
	7.	Other assets	248,561	$ 657,223
B.	Secured demand note deficiency		–	
C.	Commodity futures contracts and spot commodities – proprietary capital charges		–	
D.	Other deductions and/or charges		–	(657,223)

7.	Other additions and/or allowable credits			–
8.	Net capital before haircuts on securities positions			528,035
9.	Haircuts on securities [computed, where applicable, pursuant to 15c3-1(f)]:			
A.	Contractual securities commitments		$ –	
B.	Subordinated securities borrowings		–	
C.	Trading and investment securities:			
	1.	Exempted securities	–	
	2.	Debt securities	–	
	3.	Options	–	–
	4.	Other securities	22,701	
D.	Undue concentration		–	
E.	Other		–	(22,701)
10.	Net Capital			$ 505,334

EquiTrust Marketing Services, LLC

Computation of Net Capital – Part IIA (continued)

Computation of Basic Net Capital Requirement

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 40,466
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13.	Net capital requirement (greater of line 11 or 12)	40,466
14.	Excess net capital (line 10 less 13)	464,868
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	444,634

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition		606,992
17.	Add:		
A.	Drafts for immediate credit	$ –	
B.	Market value of securities borrowed for which no equivalent value is paid or credited	–	
C.	Other unrecorded amounts	–	
19.	Total aggregate indebtedness		606,992
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		120%
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		–

Notes:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

EquiTrust Marketing Services, LLC

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2008

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):

    A.   (k)(1) – Limited business (mutual funds and/or variable annuities only)   X

    B.   (k)(2)(i) – "Special Account for the Exclusive Benefit of customers" maintained

    C.   (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm_____.

    D.   (k)(3) – Exempted by order of the Commission

EquiTrust Marketing Services, LLC

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2008

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2008.



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Ernst & Young LLP
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Des Moines, Iowa 50309-2764

Tel: +1 515 243 2727
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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Members
EquiTrust Marketing Services, LLC

In planning and performing our audit of the consolidated financial statements and supplemental schedules of EquiTrust Marketing Services, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

    1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

    2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Institution Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 21, 2009

Ernst & Young LLP

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FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

EquiTrust Marketing Services, LLC
Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public
Accounting Firm